HACKNEY MILLER
                           A PROFESSIONAL ASSOCIATION
                          ATTORNEYS & COUNSELORS AT LAW

                         HACKNEY, MILLER, CONA & PALAGE
                           ADMIRALTY OFFICE TOWER TWO
                          4400 PGA BOULEVARD, SUITE 505
                        PALM BEACH GARDENS, FLORIDA 33410
                            Telephone (561) 627-0677
                            Facsimile (561) 625-4685
                          INTERNET: www.cyberjurist.com

ROBERT C. HACKNEY                                         OF COUNSEL

DONALD W. MILLER                                  KENNETH B. WHEELER, LL.M. Tax
(Also admitted in New Jersey)
                                                          -----------
FRANK A. CONA
(Admitted in New Jersey
and Pennsylvania only)
Admitted to practice before the
U.S. Patent & Trademark Office

MICHAEL D. PALAGE
(Also admitted in Pennsylvania)

                                 April 14, 1999

VIA FEDERAL EXPRESS

Richard Wulff, Chief
Office of Small Business
Division of Corporation Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:      Amazon Herb Company
         Registration Statement Form SB-2
         Effective Date:  December 18, 1998
         File No. 333-56893

Dear Mr. Wulff:

Pursuant to 17 CFR Section 230.259, the above-captioned corporation requests approval for the withdrawal of its Registration Statement effective March 29, 1999. The Company has not received deposits totaling the Minimum Offering Amount and does not wish to extend the Offering. No securities were sold in this Offering.

Kindly acknowledge your receipt and consent of this request by date stamping a copy of this letter and returning same in the enclosed, postage paid, pre-addressed envelope.

If you have any questions or require further information, please do not hesitate to give me a call.

Very truly yours,

/s/ Robert C. Hackney
--------------------------------------
    Robert C. Hackney

cc:      John H. Easterling, President
         Amazon Herb Company